For period ending April 30, 2001

File number 811-6292
	Exhibit 77C



At a Special Meeting of Shareholders reconvened on February 1, 2001, the shareholders of the Registrant's series named PaineWebber Global Equity Fund (the
"Fund") approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into PACE International Equity Investments, a series of PaineWebber PACE Select Advisors Trust. The Fund's shares were voted as follows with respect to the proposal: 10,197,400.154 shares were voted "for";
227,527.891 shares were voted "against"; and 265,835.241 shares were voted "abstain". The transaction was consummated on February 16, 2001. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and Prospectus dated December 22, 2000, filed with the SEC on December 22, 2000 (Accession Number 0000912057-00-
054499; SEC File No. 333-51130.)

			Global Equity Fund
Investment Trust